UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2018

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group reports preliminary monthly statistics for April 2018

Santiago, Chile, May 9, 2018– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM), the leading airline group in Latin America, today reported its preliminary monthly traffic statistics for April 2018 compared to April 2017.

System passenger traffic increased 0.8%, while capacity rose by 1.4%. As a result, the Company’s load factor for the month fell 0.5 percentage points to 83.4%. International passenger traffic accounted for approximately 60% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	April			Year to Date by April
	2018	2017	% Change	2018	2017	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	8,878	8,806	0.8%	39,262	38,131	3.0%
DOMESTIC SSC (1)	1,257	1,391	-9.6%	6,530	6,427	1.6%
DOMESTIC BRAZIL (2)	2,330	2,245	3.8%	9,938	9,700	2.5%
INTERNATIONAL (3)	5,291	5,169	2.4%	22,793	22,004	3.6%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	10,650	10,499	1.4%	46,269	45,113	2.6%
DOMESTIC SSC (1)	1,535	1,727	-11.1%	7,841	7,861	-0.3%
DOMESTIC BRAZIL (2)	2,911	2,797	4.1%	12,160	11,874	2.4%
INTERNATIONAL (3)	6,204	5,975	3.8%	26,268	25,378	3.5%

PASSENGER LOAD FACTOR
SYSTEM	83.4%	83.9%	-0.5 pp	84.9%	84.5%	0.3 pp
DOMESTIC SSC (1)	81.9%	80.5%	1.4 pp	83.3%	81.8%	1.5 pp
DOMESTIC BRAZIL (2)	80.0%	80.3%	-0.2 pp	81.7%	81.7%	0.0 pp
INTERNATIONAL (3)	85.3%	86.5%	-1.2 pp	86.8%	86.7%	0.1 pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,044	5,068	-0.5%	22,330	21,753	2.7%
DOMESTIC SSC (1)	1,564	1,650	-5.3%	7,441	7,221	3.0%
DOMESTIC BRAZIL (2)	2,199	2,168	1.5%	9,298	9,164	1.5%
INTERNATIONAL (3)	1,281	1,250	2.5%	5,591	5,368	4.2%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	295	269	9.9%	1,177	1,079	9.1%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	512	499	2.7%	2,122	2,032	4.5%

CARGO LOAD FACTOR
SYSTEM	57.6%	53.9%	3.8 pp	55.5%	53.1%	2.3 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 137 destinations in 24 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 42.000 people worldwide, operating more than 1,300 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 311 aircraft average an age of around eight years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2017, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fourth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2018	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer